Mail Stop 6010

March 8, 2007

Stephen C. Kircher
Chief Executive Officer
Solar Power, Inc.
4080 Cavett Stallman Road, Suite 100
Granite Bay, California 95746

> **Re: Solar Power, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed March 6, 2007**
> **File No. 333-140023**

Dear Mr. Kircher:

This is to advise you that a preliminary review of the above registration statement amendment indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, this amendment fails to include the financial statements required by Item 310(g) of Regulation S-B. For this reason, we will not perform a detailed examination of the registration statement amendment, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiency noted above or a request for withdrawal of the filing.

*   *   *   *   *

Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any questions regarding the foregoing.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): David C. Adams, Esq.
Deborah K. Seo, Esq.